September 13, 2018

Nack Paek
Chairman and Chief Executive Officer
MetroCity Bankshares, Inc.
5114 Buford Highway
Doraville, GA 30340

       Re: MetroCity Bankshares, Inc.
           Draft Registration Statement on Form S-1
           Submitted on August 17, 2018
           CIK No. 0001747068

Dear Mr. Paek:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form S-1 filed August 17, 2018

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Residential Mortgage Lending, page 4

2. Please expand your discussion here, and elsewhere in your filing when you discuss your
 Nack Paek
FirstName Bankshares, Inc.Paek
MetroCity LastNameNack
Comapany 13, 2018
September NameMetroCity Bankshares, Inc.
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         residential mortgage lending underwriting practices, to describe the specific aspects of your product make the residential mortgage loan "non-conforming." We note that you indicate that you generally make loans with a low LTV, so please describe the factors that makes your product non-conforming.
Business, Key Investment Highlights, page 85

3. Please describe the source that determined that these eight banks make up your ethnic peer group.
Business, Key Investment Highlights, Credit Quality, page 87

4. It appears your credit quality metrics excluding the impact of your auto loan pools meet the definition of a non-GAAP financial measure. Please revise to disclose the information required by Rule 100(a) of Regulation G and Item 10(e)(1)(i) of Regulation S-K.
Business, Our Strategic Focus, Growing Sources of Recurring Noninterest Income, page 88

5. Please tell us how the structuring of your loan sales impacts the recognition and measurement of the gain on sale. Please provide us the calculation of the gain on sale when a sale is structured with higher servicing income and the calculation of the gain on sale when a sale is structured with higher upfront premium to show the impact of your structuring on the gain on sale calculation.
6. You disclose that you deliberately structure your residential mortgage loan pool sales to maximize servicing income at the expense of lower upfront premiums in order to grow your recurring revenue stream, making your returns more predictable and less reliant on gain on sale revenue. Please tell us how you considered whether the benefits of servicing are significantly above an amount that would fairly compensate a substitute service provider, should one be required and that the transferred portion meets the definition of a participating interest. Refer to ASC 860-50-55-4 for guidance. Business, Our Strategic Focus, Deposit Gathering, page 89

7. We note that on page F-53 it appears that your brokered time deposits went from 1.2% of your total deposits in 2016 to 7.6% of your total deposits in 2017. Please include a discussion in this section regarding how brokered deposits fit into your deposit gathering business strategy. In addition, please add a risk factor that includes a discussion of the risks associated with increasing the reliance on brokered deposits as a source of your deposit base.
Employment Agreements with Named Executive Officers, page 124

8. Please include in a future filing as exhibits the employment agreements that you have entered into with each of Messrs. Paeck, Tan, and Kim. Refer to Item 601(b)(10)(iii).
 Nack Paek
MetroCity Bankshares, Inc.
September 13, 2018
Page 3
Note 3 - Loans and Allowance for Loan Losses, page F-13

9. Please revise your disclosure made in accordance with ASC 310-10-50-11B(g) and (h) for all periods presented to separately present amounts related to loans acquired with deteriorated credit quality determined under ASC 310-30. Refer to ASC 310-10-50-11C for guidance.
Note 8 - Fair Value, page F-23

10. It appears that your reconciliation of assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) does not include obligations of U.S. Government entities and agencies which are recurring Level 3 fair value measurements as noted on page F-21. Please revise your disclosure for all periods presented to include all recurring fair value measurements categorized within Level 3 of the fair value hierarchy or tell us why they are not included.
Note 1 -- Summary of Significant Accounting Policies, Loans Held for Sale, page F-40

11. You disclose that a portion of the premium on the sale of SBA loans is recognized as gain on sales of loans at the time of the sale and the remaining portion of the premium related to the unsold principal of the SBA loans is deferred and amortized over the remaining life of the loans as an adjustment to yield. Please tell us the accounting guidance that supports your policy to defer a portion of the gain on sale. Additionally, please tell us how you considered the guidance in ASC 860-20-25-6 that indicates that it is not appropriate for a transferor to defer any portion of a gain or loss resulting from the sale of a financial asset.
        You may contact Michael Volley, Staff Accountant at (202) 551-3437 or John Nolan,
Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall, Staff Attorney at
(202) 551-3234 or Pamela Long, Assistant Director at (202) 551-3765 with any other questions.



FirstName LastNameNack Paek                                   Sincerely,
Comapany NameMetroCity Bankshares, Inc.
                                                              Division of
Corporation Finance
September 13, 2018 Page 3                                     Office of
Financial Services
FirstName LastName